Arch Chemicals, Inc.

501 Merritt 7

P.O. Box 5204

Norwalk, CT 06856-5204

March 23, 2010

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Arch Chemicals, Inc.
Definitive Proxy Statement
2010 Annual Meeting of Shareholders
File No. 1-14601

Ladies and Gentlemen:

Enclosed for filing pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, is a definitive copy of each of the following:

1.	Notice of Meeting of Shareholders and Proxy Statement for the Annual Meeting of Shareholders of Arch Chemicals, Inc. to be held May 4, 2010; and

2.	Form of Proxy for shareholders of record, brokers and nominees, Arch Chemicals, Inc. Contributing Employee Ownership Plan participants for use in connection with said Annual Meeting.

In response to Instruction 3 to Item 10 of Schedule 14A, Appendix A to the proxy statement is the amended and restated Arch Chemicals, Inc. Senior Management Incentive Compensation Plan which is an item for shareholder approval.

Copies of Items (1) and (2) above will also be sent to the New York Stock Exchange.

Mailing of such material to the Company’s shareholders will commence on or about March 26, 2010.

Sincerely,

/s/ Joseph P. Lacerenza

Joseph P. Lacerenza

Senior Deputy General Counsel

and Secretary